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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 Trimeris, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                           (Title Class of Securities)

                                    896263100
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                           HealthCor Management, L.P.
                               Carnegie Hall Tower
                        152 West 57th Street, 47th Floor
                            New York, New York 10019
                        Attention: Mr. Steven J. Musumeci
                                 (212) 622-7888
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 10, 2007
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Management, L.P.
              20-2893581
--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              WC

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             3,340,000
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,340,000
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,340,000

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.04%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Management, L.P.
              20-2893581

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             3,340,000
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,340,000
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,340,000

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.04%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              OO-limited company

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Offshore, Ltd.
              N/A

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             2,182,895
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            2,182,895
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,182,895

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.83%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              OO-limited company

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Hybrid Offshore, Ltd.
              N/A

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             525,343
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            525,343
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              525,343

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.37%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              OO-limited company

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Group, LLC
              51-0551771

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             631,762
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            631,762
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              631,762

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.84%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              OO-limited company

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor L.P.
              51-0551770

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             631,762
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            631,762
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              631,762

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.84%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              HealthCor Capital, L.P.
              20-3240266

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             631,762
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            631,762
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              631,762

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.84%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              Arthur Cohen

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             3,340,000
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,340,000
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,340,000

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.04%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 896263100
--------------------------------------------------------------------------------

              NAME OF REPORTING PERSON
     1        S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
              Joseph Healey

--------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF

--------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                          |_|

--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                            0
                        --------------------------------------------------------
 NUMBER OF SHARES       8   SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             3,340,000
 REPORTING PERSON       --------------------------------------------------------
       WITH             9   SOLE DISPOSITIVE POWER

                            0
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            3,340,000
--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,340,000

--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.04%

--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON
              IN

--------------------------------------------------------------------------------

This Amendment No. 1 to the Schedule 13D filed by HealthCor Management, L.P, HealthCor Associates, LLC, HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Group, LLC, HealthCor Capital, L.P., HealthCor, L.P., Joseph Healey and Arthur Cohen (collectively "HealthCor") on August 8, 2007 (as corrected by the amendment filed on August 9, 2007), is being filed to update and supplement the responses to Items 3-5 and 7 therein.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Issuer acquired in the transactions reported under Item 5(c) below were paid for by cash provided by the HealthCor Funds that are managed by HealthCor Management, L.P., which, in turn, consist of capital contributions from investors in the HealthCor Funds and the capital appreciation thereon. The principal purpose of HealthCor is the buying and selling of securities and interests in domestic and foreign securities, and a variety of equity or equity-related instruments, including, without limitation, swaps, options, futures and forward contracts.

The total amount HealthCor has paid for the shares of Common Stock acquired in the transactions reported under Item 5(c) below is $7,994,725

Item 4. Purpose of Transaction

HealthCor has attempted to engage in discussions with the Issuer's management concerning alternatives to the current business plan. As the Issuer's management has been non-responsive to date, HealthCor has forwarded a letter to the Issuer's Board of Directors specifying its concerns and recommendations. This letter is attached as an exhibit to this amendment to Schedule 13D.

The letter expresses HealthCor's belief that there is significant value inherent in the business of the Issuer that is not currently reflected in the market price of its shares. HealthCor is concerned that, despite having significant revenue streams and a strong liquidity position, the Issuer's current clinical development practices have the effect of severely depressing the value of the company shares. For that reason, HealthCor has expressed its belief to the board of directors that it is time for the company to consider alternatives to the current business plan, including strategic alternatives such as a sale of all or a part of the business in order to maximize shareholder value.

At this time, HealthCor may purchase additional shares of Common Stock. Alternatively, it may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time.

Other than as discussed above, HealthCor has no plans or proposals with respect to any of the matters set forth in Item 4(a)-(j) of Schedule 13D. However, HealthCor reserves the right to change its plans and intentions at any time as it deems appropriate with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7-10 of each of the cover pages of this amendment to Schedule 13D are incorporated by reference herein. As of August 13, 2007, HealthCor beneficially owned in the aggregate 3,340,000 shares of Common Stock which represents approximately 15.04% of the Company's Common Stock based upon 22,204,399 shares of Common Stock of the Company issued and outstanding as of August 1, 2007 as reported in the Company's Quarterly Report on Form 10-Q filed on August 9, 2007.

The HealthCor Funds are the beneficial owners of the Common Stock of the Issuer. As the investment manager of each of these funds, HealthCor Management, L.P. may also be deemed to be the beneficial owner of the Common Stock.

As the general partner of HealthCor, L.P., HealthCor Capital, L.P., and its general partner, HealthCor Group, LLC, may be deemed the beneficial owners of that portion of the Common Stock beneficially owned by HealthCor, L.P.

HealthCor Associates, LLC, the general partner of HealthCor Management, L.P., may also be deemed to be the beneficial owner of the Common Stock. The managers of HealthCor Associates, LLC, Arthur Cohen and Joseph Healey, have both voting and investment power with respect to the Common Stock reported herein, and therefore may also be deemed to be the beneficial owners of such Common Stock.

As a result of the foregoing, HealthCor comprises a "group" within the meaning of Section 13(d)(3) of the Exchange Act. HealthCor will not be able to vote certain shares of Common Stock at the Company's annual meeting currently scheduled for August 14, 2007, as those shares were acquired after the record date for the meeting.

The filing of this Statement and any future amendment by HealthCor, and the inclusion of information herein or therein with respect to HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC, and Messrs. Cohen and Healey, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. HealthCor Associates, LLC, HealthCor, L.P., HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Capital, L.P., HealthCor Group, LLC and Messrs. Cohen and Healey disclaim any beneficial ownership of the shares covered by this Statement.

(c) HealthCor has made the following open-market purchases of shares of Common Stock on or after August 9, 2007:

                                                    Number of         Price Per
Date                                                  Shares            Share
----                                                  ------            -----
08/09/07                                             126,500            5.662
08/10/07                                             935,095            6.409
08/13/07                                             184,905            6.952

(d) No person, other than HealthCor Management, L.P., has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Letter sent by HealthCor Management, L.P. to the Board of Directors of Trimeris, Inc. dated August 13, 2007.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2007

      HealthCor Management, L.P., for itself       HealthCor Associates, LLC
      and as manager on behalf of (i) HealthCor
      Offshore, Ltd. and (ii) HealthCor Hybrid
      Offshore, Ltd.
                                                   By: /s/Steven J. Musumeci
                                                   --------------------------
By:   HealthCor Associates, LLC, its general       Name: Steven J. Musumeci
      partner                                      Title:Chief Operating Officer

      By:/s/Steven J. Musumeci
      -------------------------
      Name:  Steven J. Musumeci                    HealthCor Group, LLC
      Title: Chief Operating Officer
                                                   By:/s/Steven J. Musumeci
                                                   -------------------------
      HealthCor Capital, L.P., for itself and      Name: Steven J. Musumeci
      as general partner on behalf of              Title:Chief Operating Officer
      HealthCor, L.P.

By:   HealthCor Group, LLC, its general partner
                                                   /s/ Joseph Healey
                                                   ------------------------
                                                   Joseph Healey, Individually
      By: By:/s/Steven J. Musumeci
      -----------------------------
      Name:  Steven J. Musumeci                    /s/ Arthur Cohen
      Title: Chief Operating Officer               ------------------------
                                                   Arthur Cohen, Individually

                                  EXHIBIT INDEX

Exhibit 1. Letter sent by HealthCor Management, L.P. to the Board of Directors of Trimeris, Inc. dated August 13, 2007.

                                       15